INVESTMENT ADVISORY AND SERVICE AGREEMENT

THIS AGREEMENT, dated and effective as of the 21st day of September, 2006, is made and entered into by and between SHORT-TERM BOND FUND OF AMERICA, INC., a Maryland corporation, (hereinafter called the "Fund"), and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation, (hereinafter called the "Investment Adviser").

W I T N E S S E T H

The Fund is an open-end diversified investment company of the management type, registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended and is engaged in the business of providing investment advisory and related services to the Fund and to other investment companies.

NOW, THEREFORE, in consideration of the premises and the mutual undertaking of the parties, it is covenanted and agreed as follows:

1. The Fund hereby employs the Investment Adviser to provide investment advisory and administrative service to the Fund. The Investment Adviser hereby accepts such employment and agrees to render the services and to assume the obligation to the extent herein set forth, for the compensation herein provided. The Investment Adviser shall, for all purposes herein, be deemed an independent contractor and not an agent of the Fund.

2. The Investment Adviser agrees to provide supervision of the portfolio of the Fund and to determine what securities or other property shall be purchased or sold by the Fund, giving due consideration to the policies of the Fund as expressed in the Fund’s Certificate of Incorporation, By-Laws, Registration Statement under the 1940 Act, Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), as well as to the factors affecting the Fund’s status as a regulated investment company under the Internal Revenue Code of 1954, as amended.

The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and bookkeeping functions of the Fund, including the daily determination of net asset value per share. The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without any additional compensation from the Fund. The Investment Adviser shall also, at its expense, provide the Fund with necessary office space (which may be in the offices of the Investment Adviser); all necessary office equipment and utilities; and general purpose forms, supplies, and postage used at the offices of the Fund.

3. The Fund shall pay all its expenses not assumed by the Investment Adviser as provided herein. Such expenses shall include, but shall not be limited to, expenses incurred in connection with the organization of the Fund, its qualification to do business as a foreign corporation in the State of California, and its registration as an investment company under the 1940 Act; custodian, stock transfer and dividend disbursing fees and expenses; service and distribution expenses pursuant to a plan under rule 12b-1 under the 1940 Act; expenses incurred for shareholder servicing, recordkeeping, transactional services, tax and informational returns and fund and shareholder communications; costs of designing and of printing and mailing to its shareholders reports, prospectuses, proxy statements, and notices to its shareholders; taxes; expenses of the issuance, sale, redemption, or repurchase of shares of the Fund (including registration and qualification expenses); legal and auditing fees and expenses; compensation, fees, and expenses paid to directors not affiliated with the Investment Adviser; association dues; and costs of any share certificates, stationery and forms prepared exclusively for the Fund.

4. The Fund shall pay to the Investment Adviser on or before the tenth (10th) day of each month, as compensation for the services rendered by the Investment Adviser during the preceding month a fee, which shall be accrued daily, calculated at the annual rate of:

0.36% on the first $500 million of average net assets;
0.33% on such assets in excess of $500 million to $1 billion;
0.30% on such assets in excess of $1 billion to $1.5 billion;
0.28% on such assets in excess of $1.5 billion to $2.5 billion;
0.26% on such assets in excess of $2.5 billion.

For the purposes hereof, the net assets of the Fund shall be determined in the manner set forth in the Articles of Incorporation and Registration Statement of the Fund. The advisory fee shall be payable for the period commencing on the date on which operations of the Fund begin and ending on the date of termination hereof and shall be prorated for any fraction of a month at the termination of such period.

5. This Agreement may be terminated at any time, without payment of any penalty, by the Directors of the Fund or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund, on sixty (60) days' written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Fund. Unless sooner terminated in accordance with this provision, this Agreement shall continue until October 31, 2007. It may thereafter be renewed from year to year by mutual consent; provided that such renewal shall be specifically approved at least annually by the Board of Directors of the Fund, or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund. In either event, it must be approved by a majority of those Directors who are not parties to such Agreement nor interested persons of any such party, at a meeting called for the purpose of voting on such approval.

6. This Agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the 1940 Act) by the Investment Adviser shall automatically be terminated forthwith.

7. Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, or distribution services for other investment companies and other persons or companies, nor to prohibit affiliates of the Investment Adviser from engaging in such businesses or in other related or unrelated businesses.

8.  The Investment Adviser shall not be liable to the Fund or its stockholders for any error of judgment, act, or omission not involving willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties hereunder.

9. It is understood that the name, "American Funds" and "Capital" or any derivatives thereof or logo associated with those names are the valuable property of the Investment Adviser and its affiliates, and that the Fund shall have the right to use such names (or derivatives or logos) only so long as this Agreement shall continue in effect. Upon termination of this Agreement the Fund shall forthwith cease to use such names (or derivatives or logos).
IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their duly authorized officers.

SHORT-TERM BOND FUND OF
AMERICA, INC.

By
Paul G. Haaga, Jr.
Vice Chairman of the Board

By
Kimberly S. Verdick
Secretary
CAPITAL RESEARCH AND MANAGEMENT
COMPANY

By
James F. Rothenberg
Chairman of the Board

By
Michael J. Downer
Vice President and Secretary